Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 10, 2010

PLACE AND TIME:   On December 10, 2010, at 5:00 pm, at Rua Piacá, 22, Alto de Pinheiros, in the city and state of São Paulo.

CHAIR:   Pedro Moreira Salles.

QUORUM:   The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Pursuant to sub-item 13.2 of the corporate bylaws, the Directors decided, “ad referendum” of the General Stockholders Meeting:

a)
to declare interest on capital in the amount of R$0.2150 per share, to be paid up to April 30, 2011, for account of the mandatory dividend for the fiscal year 2010, less 15% income tax at source, resulting in net interest of R$0.18275 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)
the credit corresponding to the payment of this interest will be passed through this company’s accounts on December 30, 2010, individually to each stockholder, on the basis of the shares held on December 30, 2010.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, December 10, 2010. (Signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal– Vice-Chaimen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer